EXHIBIT 12.1

MERCURY COMPUTER SYSTEMS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended June 30, 2000	Year Ended June 30, 2001	Year Ended June 30, 2002	Year Ended June 30, 2003	Year Ended June 30, 2004	Six Months Ended December 31, 2004
Income before income taxes	$36,345	$45,124	$21,983	$32,870	$32,233	$17,063

Fixed charges:
Interest expense	731	1,065	987	923	1,441	2,110
Rentals:
Buildings, office equipment and other	175	158	278	310	367	248

Total fixed charges	$906	$1,223	$1,265	$1,233	$1,808	$2,358

Income before income taxes plus fixed charges	$37,251	$46,347	$23,248	$34,103	$34,041	$19,421

Ratio of earnings to fixed charges (A)	41.1	37.9	18.4	27.7	18.8	8.2

(A)	The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes and fixed charges by (b) fixed charges. Fixed charges include interest expense under operating leases the Company deems a reasonable approximation of the interest factor.